SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                               OR 15-d THEREUNDER

                              LCS INDUSTRIES, INC.
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                 (Exact name of issuer as specified in charter)

120 Brighton Road, Clifton, New Jersey                   07012-1694
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(Address of principal executive offices)

Issuer's telephone number, including area code        (201) 778-5588
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security                           Common Stock, $.01 par value
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2. Number of shares outstanding before the change
                                          2,082,539 (As of September 14, 1995)
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3. Number of shares outstanding after the change
                                                         4,165,078
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4. Effective date of change                           October 24, 1995
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5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, acquisition of stock for treasury, etc.)

                Stock split in the form of 100% stock dividend.
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Give brief description of transaction

   Payable on October 24, 1995 to stockholders of record on October 6, 1995.
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                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change


2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required





Date   September 20, 1995                /s/PAT R. FRUSTACI
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                                         (Officer's signature and title)
                                         Pat R. Frustaci, Vice President-Finance